Exhibit (a)(1)

LETTER FROM SAINTS CAPITAL GRANITE, L.P.

July 1, 2013

Dear stockholder of Merisel, Inc.

Saints Capital Granite, L.P. (“Saints”) intends to take Merisel, Inc. (“MSEL”) private through a “short-form” merger. The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

●	tell you more about the merger,

●	explain why we think that the $0.17 per share in cash, without interest, that you will receive in the merger is fair consideration for your shares, and

●	let you know about your rights for an appraisal hearing under Delaware law.

Neither you nor the board of directors of MSEL is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Delaware law, Merisel Saints Newco, Inc., a wholly owned subsidiary of Saints (“New Merisel”), will own a sufficient number of shares to cause the merger to occur. Upon the effectiveness of the merger, New Merisel will be merged with and into MSEL with MSEL being the surviving entity. As the surviving entity, MSEL will be a wholly owned subsidiary of Saints. In the merger, which we hope will occur on July 22, 2013 or as soon thereafter as possible, you will receive $0.17 in cash, without interest, for each share of MSEL common stock that you own as of that date. If you do not believe that $0.17 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.17 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $0.17 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal.  Please do not submit your stock certificates before you have received these documents.

After the merger, the MSEL common stock will not be publicly traded. MSEL also will no longer be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely,

SAINTS CAPITAL GRANITE, L.P.

By:	SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member